

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

December 2, 2009

Gustave T. Dotoli
Corporate Secretary
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re: mPhase Technologies, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 24, 2009**
> **File No. 000-30202**

Dear Mr. Dotoli:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Given that comments on your Form 10-K remain unresolved, we reissue prior comment 1.

2.   We reissue the first sentence of prior comment 2. For example, we note that your disclosure required by Regulation S-K Item 405 is not current. Also, please organize your updated disclosure so that it is clear what you are intending to

convey; for example, your current document includes multiple repetitive compensation and beneficial ownership tables the purposes of which are unclear.

3.   We are unable to agree with your statement in response to prior comment 2 that the proxy contains all information required by Rule 14a-3(b). That rule requires that the proxy statement be accompanied or preceded by an annual report that contains all information specified in the rule, including financial statements for the June 30, 2009 fiscal year and the related disclosure required by Regulation S-K Item 303. Therefore, we reissue the part of the comment that asked you to provide us a copy of the annual report that complies with Rule 14a-3(b).

Proposal I. Election of Directors, page 2

4.   Please reconcile your statement in response to prior comment 3 that your bylaws were amended in 2001 with the bylaws filed with your latest Form 10-K. Also, provide us your analysis of applicable state law supporting your conclusion that you can hold an "Annual Meeting for the Fiscal Year Ended June 30, 2008" in 2010 during which directors will be elected to serve in 2010.

Nominees, page 2

5.   We note your deletion in response to prior comment 4; however, your disclosure should include in one section all information required by Regulation S-K Item 401(e) without requiring investors to piece together disclosure from multiple sections of your document. Please revise accordingly.

Proposal II. Ratification of Appointment…, page 6

6.   We note your revisions in response to prior comment 5. Please revise your disclosure to clarify the purpose and effect of shareholder ratification of the board's appointment of accountants for an audit that it already completed. Also clarify whether you will submit the "second accounting firm" to shareholder approval before that firm conducts its "review," and clarify how a "review" differs from an "audit."

Proposal III. Approval of an Amendment…, page 6

7.   We reissue that part of prior comment 6 that asked you to key your response regarding the number of shares that you may be required to issue pursuant to options, warrants, convertible debt or other arrangements or understandings, whether written or oral, to the disclosure about those obligations in your most recent Form 10-K. If more recent disclosure is contained in your Form 10-Q, you may key your answer to that more recent disclosure. Ensure that your response cites with specificity the location of the applicable disclosure in those Exchange

Act reports so that the numbers in your proxy statement are clearly reconcilable to those reports. If subsequent developments affect that disclosure, clearly explain the subsequent development in your response and show us the effect on the disclosure.

8.   Regarding your disclosure in response to prior comment 6 related to the reparation shares, please:

- Disclose in this section the aggregate number of reparation shares issued;
- Clarify how you determined the number of reparation shares to issue;
- Clarify how the reparation shares operate to "induce prior investors" to purchase additional shares;
- With a view toward disclosure, please provide us a table showing the number of shares issued to each prior investor and the extent to which each such investor purchased additional shares as a result of being "induced" by the reparation shares. Include the date of each reparation payment and the date and amount of the subsequent investment;
- Clarify whether you had any agreements to issue reparation shares, and if so, the nature of those agreements and the location of the documents evidencing those agreements;
- Tell us the amounts provided to each related person as defined in Regulation S-K Item 404; and
- Tell us with specificity the location of any disclosure required by Item 404 related to the reparation arrangements and payments.

Shareholders Proposals, page 22

9.   Please reconcile the January 15, 2010 date mentioned in your response to prior comment 7 with the disclosure in this section. Also, please note that we are not making a determination at this time regarding whether the dates you have chosen satisfy the requirements of applicable rules; see the acknowledgements at the end of this letter that must accompany your response.

Your Letter Dated November 24, 2009

10.   We are unable to agree with your statement that submitting correspondence on Edgar satisfies your obligation per Rule 14a-6(h) to file revised proxy material that is marked clearly and precisely to reflect changes. Please see the Edgar Filer Manual available on the Commission's web site at http://www.sec.gov/info/edgar.shtml#fm and Regulation S-T Item 310. Please file future revisions accordingly.

11.   Your letter does not address clearly the comments in the second and third bullet points of our letter to you dated November 24, 2009. Therefore, we reissue those comments.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Martin Smiley
General Counsel and Chief Financial Officer
mPhase Technologies, Inc.